                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                          InternetMercado.com.Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     Common Stock, Par Value $.1 Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  46061B 10 4
--------------------------------------------------------------------------------
                                (CUSIP Number)

                Josef Czikmantori c/o InternetMercado.com.Inc.
--------------------------------------------------------------------------------
       9515 Sorensen Avenue, Santa Fe Springs, CA 90670, (562) 906-8455
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 29, 2001
--------------------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46061B 10 4
          ---------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Josef Czikmantori
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,060,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,060,00
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,060,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

Instructions for Cover Page


     (1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

     (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(1) in which case it may not be necessary to check row 2(b)].

     (3)  The 3rd row is for SEC internal use; please leave blank.

     ITEM 1.   Security and Issuer

     The title of the class of equity securities to which this Statement on
Schedule 13D relates is the common stock, par value $.1 per share (the "Common Stock"), of InternetMercado.com, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 9515 Sorensen Avenue, Santa Fe Springs, California 90670.

     ITEM 2.   Identity and Background

     This Statement on Schedule 13D is being filed by Josef Czikmantori, Secretary and Director of the Issuer. The business address of David Duquette is 9515 Sorensen Avenue, Santa Fe Springs, California 90670.

     During the last five years, Mr. Czikmantori has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Czikmantori been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Czikmantori is a U.S. citizen.

     ITEM 3.   Source and Amount of Funds or Other Consideration.

     Mr. Czikmantori acquired 5,000,000 shares of common stock of the Issuer as a result of a reverse triangular merger between the Issuer, New Century Acquisition Corp. ("NCAC"), and New Century

Remanufacturing, Inc. ("NC"), on May 29, 2001 (the "Merger"). Mr. Czikmantori previously held shares of common stock of NC which were exchanged in the Merger for shares of common stock of the Issuer.

     ITEM 4.   Purpose of Transaction.

     See Item 3 above. On May 25, 2001, the Issuer, NCAC, and NC and certain individual shareholders of NC entered into an Agreement and Plan of Merger ("Merger Agreement") pursuant to which NCAC merged with and into NC (the "Merger"). Pursuant to the Merger Agreement, shareholders of NC exchanged their shares for shares of common stock of the Issuer. NC shareholders converted their shares into shares of common stock of the Issuer at the ratio of 833.3333 shares of common stock of the Issuer for each one share of NC. Following the conversion of shares by NC shareholders, shareholders of NC owned approximately 32% of the outstanding shares of common stock of the Issuer and shareholders of the Issuer before the Merger owned approximately 42%.

     Currently, Mr. Czikmantorio has no plans or proposals of the type referred to in paragraphs (b) through (c), and (f) through (i). Pursuant to the Merger Agreement, the Issuer is issuing up to 4,500,000 shares of common stock to certain individuals in exchange for $1,125,000, 3,047,857 shares to former employees for services rendered, 1,100,000 to one entity for certain services rendered, and 5,700,000 shares to various creditors in settlement of outstanding debt. The Issuer intends to change its name as soon as practicable and may increase the number of authorized shares of common stock. The Issuer intends to increase the number of directors on the Board of Directors to up to five from the current two.

     ITEM 5.   Interest in Securities of the Issuer.

     (a) Josef Czikmantori owns 5,060,000 shares of common stock of the Issuer representing approximately 10% of the issued and outstanding shares.

     (b) Josef Czikmantori has the sole power to vote and dispose of 5,060,000 shares of common stock of the Issuer.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

     ITEM 7.   Material to Be Filed as Exhibits.

Exhibit1: Agreement and Plan of Merger dated May 25, 2001 by and between
          InternetMercado.com, Inc., New Century Acquisition Corp., and New Century Remanufacturing, Inc., David Duquette and Josef Czikmantori.


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Date: May 31, 2001


/s/ Josef Czikmantori
---------------------
    Josef Czikmantori